Resume

Jodi L. Frank
[redacted]

[redacted]

Summary

Success-driven, customer focused business professional with award-earning record in sales, management and as an instructor of higher education. With a passion for improving processes and proven success in:

- Achieving strategic goals
- Managing complex projects
- Account Management
- Improving operational efficiencies
- Maintaining a positive P&L
- Identifying and articulating business needs
- Hiring, motivating and managing others
- Increasing skill level of peers and reports
- Analysis & application of data
- Collaborating within teams

Professional Sales and Management Experience

What's for Dinner Technologies, LLC
CEO/Founder

- Ideation of business opportunity
- Market Analysis to validate business viability
- Conducted thorough user discovery
- Establish strategic business plan
- Recruited team to build software product
- Manage all marketing activities
- Managed people and resources and administrative functions
- Conducted investment hunt activities

Ironclad Performance Wear, Brighton Best International
Region Manager

- Increased the sales of task specific gloves to industrial accounts through distribution in the North East Region
- Improved the relationship and stock status with small independent distributors as well as major accounts including Global Industries, MSC and WESCO
- Increased territory year over year sales by 20% through distributor partners at major Oil and Gas, Construction and Manufacturing accounts

3M Personal Safety Division, St. Paul MN
Core Representative, Fall Protection Specialist

- Exceeded year over year forecast each year growing territory sales from $5.9MM to $7.3MM in annual sales
- Established relationships with key accounts and distributors to increase share with each group
- Collaborated with peers to pull through opportunities that span multiple territories & divisions

Keystone Safety Supply, LLC Harrisburg, PA
Entrepreneur, Owner and General Manager of an industrial safety products distributorship.

- Improved bottom line results by implementing and utilizing business intelligence models.
- Profitable every year in operation
- Launch new business venture managing all aspects of the startup including identifying target markets and suppliers.
- Established purchasing, pricing, sales, accounting and operational processes
- Recruited, Hired, Trained and Managed a team of 6 sales and sales support personnel.
- Developed the internal team through individual coaching and training, formal classroom training and formal bi-annual evaluations
- Averaged 100% year over year sales growth for each of the 5 years
- Winner of the national Make Mine a Million 2010 Micro Award for business plan

The Pennsylvania State University, Middletown PA
Adjunct Instructor

- Instructor of marketing courses in the undergraduate school of business.
- Courses include: B2B Marketing, Principles of Marketing, E-Commerce

Harrisburg Area Community College, Harrisburg PA
Coordinator of Marketing Programs and Instructor of Marketing and Management

- Improved continuity in marketing programs by building an environment of team work across geographically dispersed campuses
- Collaborated with peer faculty members and community leaders to keep courses and curriculums up to date and relevant
- Scheduled and planned course offerings for the marketing and management curriculums
- Taught over 10 different courses in both the classroom in the subjects of Marketing, Management and Computer Information Systems
- Earned high evaluations from students, peers & division dean
- Recruited, selected and hired and managed over 30 adjunct faculty members
- Developed Entrepreneurial Studies programs as team committee member

- Provided marketing expertise & marketing plan to launch Radius, a HACC Crafts Store located within the Pennsylvania State Museum

Accomplishments in Independent Marketing as a Consultant

Strategic Marketing

- Repositioned & launched existing product under new brand, for use in industrial, agricultural & residential settings (Aquatron, Nathan Jefferson Enterprises, Gettysburg PA)
- Identified wholesale market opportunities for high value, artistic glass products; created strategy for market penetration, & improved marketing within existing retail store (vonEntress Glass, Hershey PA)

Marketing Research

- Extended capabilities of organization in quantitative research. Analyzed & reported qualitative results (The Bartlett Group, Inc., Harrisburg PA)
- Developed comprehensive satisfaction survey of 1400-member association, Developed surveys to assess vendor & member preferences about specific services (PASBO, Harrisburg PA)

E-Commerce Solutions

- Marketing expertise & product development direction for start-up marketing firm that developed customizable, decision support software (e-cosystems.com, McLean VA)

Mead Johnson Nutritionals, Evansville IN

Neonatal Sales Specialist II selling pediatric products to professionals in tertiary care centers and select pediatric practices. Developed strong relationships with physicians in residency to improve lifetime image of company and its products

- Exceeded or met sales goals consistently top 10% in the nation
- Successfully managed complex territory including a wide range of accounts including tertiary care hospitals, community hospitals, pharmacies, clinics & physician offices
- Achievement-based promotion through positions in Medical Sales, Territory Sales Manager, Field Sales Trainer, Neonatal Sales Specialist
- Trained newly hired sales representatives in all aspects of the position including sales, territory management and product information

Education

MBA, Pennsylvania State University, Harrisburg PA
BA, Communications, Minor in Natural Science, University of Pittsburgh, Johnstown PA

Continuing Education

Questionnaire Design & Use for Marketing Research